

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

February 26, 2010

Mail Stop 4631

Kelly Tacke
Vice President – Finance, Chief Financial Officer and Secretary
Palm Harbor Homes, Inc.
15303 Dallas Parkway, Suite 800
Addison, Texas 75001

Re: Palm Harbor Homes, Inc.
Form 10-K for Fiscal Year Ended March 27, 2009
Definitive Proxy Statement on Schedule 14A filed on June 17, 2009
File No. 0-24268

Dear Ms. Tacke:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Terence O'Brien
Branch Chief